FORM 8-A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NII HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	91-1671412 (I.R.S. Employer Identification No.)

10700 Parkridge Boulevard, Suite 600
Reston, Virginia	20191
(Address of principal executive offices)	(Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [  ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [x]

     Securities Act registration statement file numbers to which this form relates: None

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Stock Options

Item 1.    Description of Registrant’s Securities to be Registered.

     NII Holdings currently has two equity incentive plans in effect pursuant to which stock options may be awarded. Stock options issued under these plans, as well as the common stock that may be issued upon exercise of these stock options, are described below. Awards under the plans that were outstanding on October 23, 2000 were made in respect of shares of Class B Common Stock, and awards granted after October 23, 2000 were or will be made in respect of shares of Class A Common Stock. All references to common stock refer to the Class A and Class B Common Stock issuable under the respective award. None of the rights and privileges of the common stock, as described below, will apply to a stock option prior to the exercise of such stock option.

     1997 Stock Option Plan

     The NII Holdings, Inc. 1997 Stock Option Plan, as amended, provides for issuance of a maximum of 16,350,000 shares of common stock.

     The plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986. It also provides for nonqualified stock option grants. These grants may be made to employees, directors, officers, consultants, agents, advisors, and independent contractors of NII Holdings or its subsidiaries. The plan provides that it will be administered by the board of directors or a committee consisting of at least two members of the board.

     The term of the stock options granted under the plan is ten years from the date of grant, subject to adjustment by the plan administrator, which may extend the period of a stock option. The exercise price of the stock options granted under the plan is determined by the plan administrator. The exercise price of stock options granted as incentive stock options under the plan may not be less than 100% of the fair market value on the date the stock option is granted. The stock options vest on a monthly basis over a four-year period, unless provided otherwise in the option agreement evidencing the award. No stock option may be transferred by the optionee other than by will or the laws of descent and distribution, subject to exceptions with the permission of the plan administrator to the extent permitted by the Internal Revenue Code.

     An optionee whose relationship with NII Holdings ceases for any reason other than termination for cause, as defined in the plan, may exercise the vested portion of stock options. Vested, nonforfeitable stock options of an optionee, other than an optionee whose relationship with NII Holdings terminates because of total disability or death, may be immediately exercised for a period of 90 days following the termination of the relationship. For an optionee whose relationship with NII Holdings terminates because of total disability or death, the right to exercise vested, nonforfeitable stock options extends to one year from the date of an optionee’s termination as a result of disability or death. If an optionee dies, the right to exercise passes to the optionee’s estate. All unvested stock options, all stock options of an optionee terminated for cause, and all stock options not exercised within the required period are forfeited upon these events.

     To the extent required for incentive stock option status under Section 422 of the Internal Revenue Code and to the extent the aggregate fair market value of the common stock with respect to which incentive stock options are granted under the plan and stock options granted under any other stock option plan in the year first exercisable during any calendar year exceeds $100,000, the excess over $100,000 will be treated as a nonqualified stock option. No incentive stock option may be granted under this plan or any other stock option plan to any person possessing more than 10% of the total combined voting power of all classes of NII Holdings’ stock, unless the exercise price of that stock option is at least 110%

of the fair market value of the stock subject to the stock option, and the option term does not exceed five years. The term of incentive stock options may not exceed ten years.

     Any shares of common stock that have been subject to a stock option and cease to be subject to the stock option, other than by reason of exercise, will be available for future awards under the plan.

     The plan provides that any shares of common stock issued under a stock option granted under the plan may not be sold or otherwise disposed of or transferred for value during a period of up to 180 days following the initial underwritten public offering of NII Holdings’ equity securities without NII Holdings’ prior written consent or that of the underwriters.

     Incentive Equity Plan

     The Amended and Restated NII Holdings, Inc. Incentive Equity Plan provides for awards of stock options, as well as other types of awards, to nonaffiliate directors, officers, including officers who are members of the board of directors, and other key employees, consultants, and advisors of NII Holdings or its subsidiaries with respect to 30,000,000 shares of common stock, except replacement option rights, which may not in the aggregate exceed five percent of the shares of common stock outstanding on January 1 of that year. Notwithstanding anything to the contrary and subject to adjustments as provided in the plan, the aggregate number of shares of common stock actually issued or transferred upon the exercise of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code may not exceed 30,000,000 shares. The plan provides that it will be administered by the board of directors, which may delegate its authority to a committee consisting of at least two non-employee members of the board.

     The plan administrator may grant stock options that entitle the optionee to purchase shares of common stock at a price equal to or greater than market value on the date of grant. The option price of a replacement option right, however, may be less than the market value on the date of grant. Replacement option rights are otherwise subject to the same terms, conditions, and discretion as other stock options under the plan. A replacement option right is an option right that is granted in exchange for the surrender and cancellation of a stock option to purchase shares of another corporation that has been acquired by NII Holdings or one of its subsidiaries.

     Stock options granted under the plan may be stock options that are intended to qualify as incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options.

     Unless otherwise determined by the plan administrator, the plan provides that each grant becomes exercisable with respect to 50% of the shares of common stock covered by the grant on the second anniversary of the date of grant and that the remainder of the shares of common stock covered by the grant become exercisable in equal parts on each of the third and fourth anniversaries of the date of grant. These vesting periods apply for so long as the option holder remains in the continuous employment of NII Holdings. However, in the event of an initial public offering or a defined change of control before the first anniversary of the date of grant, 25% of the shares of common stock covered by the grant become exercisable on each of the first four anniversaries of the date of grant for so long as the optionee continues to be employed by NII Holdings. In the event of an initial public offering or change of control on or after the first anniversary of the date of grant but before the second anniversary of the date of grant, 25% of the shares of common stock covered by the grant become exercisable on the first to occur of the initial public offering or change of control. The remaining shares of common stock covered by the grant become exercisable in equal parts on each of the second, third, and fourth anniversaries of the date of grant for so long as the optionee continues to be employed by NII Holdings.

        Each grant also provides, unless otherwise expressly determined in a resolution duly adopted by the board of directors, that the stock option will:

•	if the optionee is a nonaffiliate director, immediately become fully exercisable upon the occurrence of a defined change of control;

•	if the optionee is an employee, immediately become fully exercisable upon the termination of the optionee’s employment without cause, as defined under the plan, within one year of a defined change of control; and

•	if the optionee is an executive, as defined under the plan, immediately become fully exercisable upon the termination of the optionee’s employment by NII Holdings without cause, as defined under the plan, or by the executive for good reason, as defined under the plan, in each case, within one year of a defined change of control;

        For purposes of the plan, a change of control generally includes, in respect of both NII Holdings and Nextel Communications, Inc. while Nextel Communications holds a majority of the combined voting power of NII Holdings’ outstanding securities, specified mergers, consolidations, reorganizations, the sale of substantially all of the assets or acquisitions of 50% or more of the voting securities.

        Except as otherwise determined by the plan administrator, no stock option granted under the plan may be transferred by a participant other than by will or the laws of descent and distribution. Except as otherwise determined by the plan administrator, stock options may be exercised during a participant’s lifetime only by the participant or his or her guardian or legal representative. Stock options other than incentive stock options may be transferred by a participant, however, without payment of consideration by the transferee, to any one or more members of the participant’s immediate family or to related trusts, if the participant delivers to NII Holdings reasonable prior notice of any transfer and complies with any terms and conditions that NII Holdings may impose on any transfer.

     Common Stock

     Of the 2,160,037,500 shares of authorized capital stock of NII Holdings, 1,500,000,000 are designated as Class A Common Stock and 650,000,000 are designated as Class B Common Stock. Both classes of common stock constitute a series of common stock under the General Corporation Law of the State of Delaware.

     Holders of Class A Common Stock and holders of Class B Common Stock generally have identical rights, except with respect to voting and conversion, as described below.

     Holders of common stock have no preemptive rights to purchase shares of NII Holdings’ stock.

     Voting. The Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise required by law. Each share of Class A Common Stock entitles its holder to one vote, and each share of Class B Common Stock entitles its holder to ten votes. Holders of the common stock do not have the right to cumulative voting in the election of directors.

     Dividends. Subject to the preferences of any preferred stock then outstanding, the holders of common stock are entitled to receive dividends as may be declared in the discretion of the board of directors. These dividends may be declared from time to time out of assets or funds legally available for these payments. If any cash dividends are paid, they will be paid ratably among all holders of the common stock.

     If common stock dividends are declared, shares of Class A Common Stock would be distributed with respect to shares of Class A Common Stock and shares of Class B Common Stock would be distributed with respect to shares of Class B Common Stock. The number of shares of each class of common stock payable per share of each of those classes of common stock will be equal.

     Liquidation. In the event of a liquidation, dissolution or winding-up of NII Holdings, the holders of Class A Common Stock and the holders of Class B Common Stock will be entitled to share ratably, as a single class, in all of the assets remaining after payment of NII Holdings’ liabilities and the liquidation preferences of any preferred stock then outstanding. There are no redemption or sinking fund provisions applicable to the common stock.

     Conversion of Class B Common Stock. Shares of Class B Common Stock are convertible at the holder’s option, on a one-for-one basis, into an equal number of fully paid and non-assessable shares of Class A Common Stock upon surrender of the shares to NII Holdings.

        In addition, shares of Class B Common Stock automatically convert into shares of Class A Common Stock as follows:

•	if at any time the aggregate number of shares of Class B Common Stock owned by Nextel Communications, all subsidiaries of Nextel Communications, any person with which Nextel Communications or one of its subsidiaries is merged or consolidated and any person that acquires all or substantially all of the assets of Nextel Communications, constitutes in the aggregate, less than 30% of all of NII Holdings’ issued and outstanding shares of common stock for a continuous period of greater than 90 days, then all outstanding shares of Class B Common Stock will automatically convert into shares of Class A Common Stock; or

•	if at any time a holder transfers shares of Class B Common Stock to anyone who is not a specified permitted transferee, then the shares of Class B Common Stock so transferred will automatically convert into shares of Class A Common Stock. A permitted transferee includes other holders of shares of Class B Common Stock, holders of options or warrants to purchase shares of Class B Common Stock and parties related to these holders, as well as any subsidiary of a holder that owns 5% of the then outstanding shares of Class B Common Stock, any person with which a 5% holder or one of its subsidiaries is merged or consolidated and any person that acquires all or substantially all of the assets of any 5% holder or one of its subsidiaries.

        Upon any reclassification or other similar transaction that results in the shares of Class A Common Stock being converted into or exchanged for another security, holders of Class B Common Stock will be entitled to receive the other security upon subsequent conversion or exchange of the Class B Common Stock. The amount of the other security will be the amount that the holder would have received if he had converted or exchanged his shares for shares of Class A Common Stock before the event.

Item 2.   Exhibits.

     References to NII Holdings, Inc. refer to Nextel International, Inc., the former name of NII Holdings for periods before December 21, 2001. The following exhibits are filed as a part of this registration statement:

Exhibit No.	Description

4.1	Amended and Restated NII Holdings, Inc. Incentive Equity Plan (filed as Exhibit 10.9 to the Current Report on Form 8-K filed with the Commission on February 22, 2001 and incorporated herein by reference)

4.2	NII Holdings, Inc. 1997 Stock Option Plan (filed as Exhibit 10.9 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the Commission on March 30, 2000 and incorporated herein by reference)

4.3	Amendment to NII Holdings, Inc. 1997 Stock Option Plan (filed as Exhibit 10.8 to the Current Report on Form 8-K filed with the Commission on February 22, 2001 and incorporated herein by reference)

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NII HOLDINGS, INC.

Date:	April 30, 2002	By: /s/ ROBERT J. GILKER Robert J. Gilker Vice President and General Counsel